October 1, 2008

BY EDGAR
Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Solar & Clean Energy Solutions, Inc. Pre effective Amendment No. 3 to Registration Statement on Form S-1 Filed August 27, 2008; File No. 333-150233

Dear Ms. Hardy:

Reference is made to your comment letter, dated September 11, 2008 to our client, China Solar & Clean Energy Solutions. Inc.(the “Company”), relating to the subject registration statement the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1. There are numerous changes made in the filing that are not marked or redlined as required by Rule 310 of Regulation S-T in the marked or redlined version of the filing on the EDGAR system. Please comply with the rule's requirement in future filings. Refer to the EDGAR Filer Manual for instructions on marking changed material. If you require technical assistance, you may contact the EDGAR operations staff at the telephone number listed in the manual.

Response: Each change we have made to the prior version has been marked.

Condensed Consolidated Statements of Stockholders' Equity and Comprehensive Income. page F-4

2. Please present a total for comprehensive income. See paragraph 27 of SFAS 130.

Response: We have revised the financial statements to present total comprehensive income.

Note 11 Net Income Per Share, page F-40

3. We note your response to prior comment 11. Please address the following:

•	Please tell us how you determined that the convertible preferred stock was antidilutive in accordance with paragraphs 13 through 16 of SFAS 128.

•
Your disclosures on page F-36 indicate that there is a conversion price associated with the class A preferred stock. It does not appear that you applied the treasury stock method in accordance with paragraph 17 of SFAS 128. Please advise or revise as necessary.

•
In your calculation of dilutive preferred stock under the if converted method for the three months ended June 30, 2008, it is not clear why your calculation starts with March 1, 2008 instead of April 1, 2008. It is also not clear why the total period included in your calculation exceeds 91 days. Please advise or revise as necessary.

•
The "as reported" amounts included in your analysis to summarize the impact of not using the treasury stock method does not agree to the amounts reported in your Form 10-KSB for the year ended December 31, 2007. Please revise as necessary.

Response: The Company determined that the convertible preferred stock was antidilutive by calculating maximum potential dilution in accordance with paragraphs 13 through 16 of SFAS 128. Had the convertible preferred stock and the associated dividend been included in the diluted EPS calculation, diluted EPS would have been $0.35, while basic EPS was $0.25, hence the result was antidilutive. The following shows the computation of diluted EPS had the convertible preferred stock and the associated dividend been included in the diluted EPS calculation:

Numerator:
Net income	$2,525,141
Less: Preferred stock beneficial conversion	(975,807)
Net income available to common stockholders in computing basic net income per share	$1,549,334

Plus: Preferred stock beneficial conversion	975,807
Net income available to common stockholders in computing diluted net income per share	$2,525,141

Denominator: - Weighted average ordinary shares outstanding	6,205,290
- Weighted average preferred stock outstanding	887,097
- Weighted average warrant shares outstanding	191,407
- Weighted average contingent shares outstanding	-
7,283,794

Basic net income per share	$0.25

Diluted net income per share	$0.35

We revised our disclosure on page F-36 to indicate that the class A preferred stock is convertible into one share of common stock at the conversion ratio of one to one. The convertible preferred stock does not permit or require cash payment in accordance with paragraphs 17 and 51 through 53 of SFAS 128. Therefore, the treasury stock method was not applied.

We have revised the calculation for the three months ended June 30, 2008 on Exhibit B to start on April 1, 2008 and adjusted the total period used to 91 days. The change decreased the denominator by 442,219, from 15,584,542 to 15,142,323, but did not have an effect to the diluted EPS for the three months ended June 30, 2008.

We have revised the analysis on Exhibit A to change “as reported” to “as revised on the Form S-1/A dated August 28, 2008”.

4. Your responses to prior comments 35 and 36 in your letter dated June 25, 2006 as well as your response to prior comment 11 in your letter dated August 25, 2008 indicate that you have determined that revisions need to be made to the diluted net income per share amounts reported in your Form 10-KSB for the year ended December 31, 2007. Please provide us an analysis which shows both the individual and aggregate impact of each of these revisions on your reported diluted net income per share amounts. This analysis should include your consideration of the guidance in SAB Topic 1:M in determining whether the revision was material on both an individual and aggregate basis. In a similar manner, please provide us an analysis for any revisions you determined needed to be made to the diluted net income per share amounts reported in your Form 10-Q for the quarter ended March 31, 2008.

Response: See below.

Basic and Diluted EPS - December 31, 2007

Through the course of the SEC review, we identified errors in calculating diluted EPS during the year ended December 31, 2007.

The following analysis provides a comparison amongst the diluted EPS as reported on the Form 10-KSB, as reported on the Form S-1/A dated August 27, 2008, and the final revised calculation to correct all identified errors:

	As reported on Form 10-KSB	As revised on amended Form S-1	Final revised calculation
Numerator:
Net income	$2,525,141	$2,525,141	$2,525,141
Less: Preferred stock beneficial conversion	(975,807)	(975,807)	(975,807)
Net income available to common stockholders in computing basic net income per share	$1,549,334	$1,549,334	$1,549,334

Plus: Preferred stock beneficial conversion	-	975,807	-
Net income available to common stockholders in computing diluted net income per share	$1,549,334	$2,525,141	$1,549,334

Denominator: - Weighted average ordinary shares outstanding	6,205,290	6,205,290	6,205,290
- Weighted average preferred stock outstanding	1,337,097	887,097	-
- Weighted average warrant shares outstanding	3,690,639	3,690,639	191,407
- Weighted average contingent shares outstanding	-	-	-
	11,233,026	10,783,026	6,396,697

Basic net income per share	$0.25	$0.25	$0.25

Diluted net income per share	$0.14	$0.23	$0.24

The errors identified in the course of responding to prior comments 35 and 36 in our letter dated June 25, 2006 were as follows:

1.	Exclusion of the preferred stock dividend of $975,807 from the numerator in calculating diluted EPS.

2.	Improper inclusion of 900,000 contingently issuable shares of common stock, weighted as 450,000 shares, in the denominator.

Had the preferred stock dividend been included in the numerator and the 450,000 contingently issuable shares of common stock been excluded from the denominator, diluted EPS would have been $0.09 more than as reported on Form 10-KSB, from $0.14 to $0.23. The Company, with the concurrence of its auditors revised the diluted EPS to $0.23 in its Form S-1/A registration statements dated June 25, 2008 and August 27, 2008 to correct the errors identified.

The errors identified in the course of responding to prior comment 11 in our letter dated August 25, 2008 were as follows:

1.	Misapplication of the treasury stock method on outstanding warrants. The correct application decreased the denominator by 3,499,232 shares, from 3,690,639 to 191,407 shares.

2.
Consequently, the decrease in the denominator caused the inclusion of the preferred stock and associated dividend to be antidilutive. Had the preferred stock and dividend been included, diluted EPS would have been $0.35.

Had the treasury stock method been applied correctly, diluted EPS would have been $0.10 more than as reported on the Form 10-KSB, from $0.14 to $0.24, or $0.01 more than as revised on the amended Form S-1/A dated June 25, 2008 and August 27, 2008, from $0.23 to $0.24. The Company, with the concurrence of its auditors did not revise the diluted EPS to $0.24 in its Form S-1/A registration statements (August 25, 2008).

The Company and its auditor reviewed the understatement of diluted EPS individually and in aggregate and concluded that it was inappropriate to reflect the understatement, individually and in aggregate, as a financial statement restatement since the revisions were determined to be immaterial to investors. The Company and its auditor assessed the materiality of the diluted EPS revisions in accordance with the guidance provided in Staff Accounting Bulletin (SAB) Topic 1: M. The Company evaluated the errors on the basis of both quantitative and qualitative factors as required by SAB Topic 1:M.

Quantitative measures evaluation

The Company considered the percentage changes to diluted EPS as well as the absolute change to historical diluted EPS, both individually and in aggregate, and concluded that both measures were material to historical diluted EPS, as follows:

Comparison of “As reported on Form 10-KSB” to “As revised on amended Form S-1”:

Quarter	Diluted	Amount of	% change
Ended	EPS	Error
9/30/2005	$ 0.16	$ 0.09	56%
12/31/2005	$ 0.17	$ 0.09	53%
3/31/2006	$ 0.03	$ 0.09	300%
6/30/2006	$ 0.06	$ 0.09	150%
9/30/2006	$ 0.13	$ 0.09	69%
12/31/2006	$ 0.18	$ 0.09	50%
3/31/2007	$ 0.04	$ 0.09	225%
6/30/2007	$ 0.14	$ 0.09	64%
9/30/2007	$ 0.20	$ 0.09	45%
12/31/2007	$ 0.14	$ 0.09	64%
		Average % change	108%

Comparison of “As revised on amended Form S-1” to “Final revised calculation”:
9/30/2005	$ 0.16	$ 0.01	6%
12/31/2005	$ 0.17	$ 0.01	6%
3/31/2006	$ 0.03	$ 0.01	33%
6/30/2006	$ 0.06	$ 0.01	17%
9/30/2006	$ 0.13	$ 0.01	8%
12/31/2006	$ 0.18	$ 0.01	6%
3/31/2007	$ 0.04	$ 0.01	25%
6/30/2007	$ 0.14	$ 0.01	7%
9/30/2007	$ 0.20	$ 0.01	5%
12/31/2007	$ 0.23	$ 0.01	4%
		Average % change	12%
Comparison of “As reported on Form 10-KSB” to “Final revised calculation”:

9/30/2005	$ 0.16	$ 0.10	63%
12/31/2005	$ 0.17	$ 0.10	59%
3/31/2006	$ 0.03	$ 0.10	333%
6/30/2006	$ 0.06	$ 0.10	167%
9/30/2006	$ 0.13	$ 0.10	77%
12/31/2006	$ 0.18	$ 0.10	56%
3/31/2007	$ 0.04	$ 0.10	250%
6/30/2007	$ 0.14	$ 0.10	71%
9/30/2007	$ 0.20	$ 0.10	50%
12/31/2007	$ 0.24	$ 0.10	43%
		Average % change	117%

The Company then evaluated the effect of qualitative factors of each individual misstatement on an aggregate basis, such as relevance in determining the significance of the revision of diluted EPS to investors. The Company understood that “the purpose of presenting both basic and diluted EPS in financial statements is to inform financial statement users of situations that will likely occur (Basic EPS) and to provide “worst case” dilutive situations (Dilutive EPS)”1 . The Company has concluded that its revision to diluted EPS might not be relevant to investor’s decision-making, as it represents a hypothetical situation.

Additionally, the Company evaluated the diluted EPS revision against criteria established in SFAS No. 16 Prior Period Adjustments and noted that the revision did not result in an adjustment to the beginning balance of retained earnings.

Furthermore, the Company noted that its revision to diluted EPS is not considered an “accounting-error type,” per researchers T. Baldwin and D. Yoo, in their study of restatements2 .

Qualitative measures evaluation

The Company next evaluated the following qualitative measures of each individual misstatement to determine if the revisions were material. The following summarizes our consideration for the $0.09 misstatement identified during the course of responding to prior comments 35 and 36 in our letter dated June 25, 2006:

•	The Company noted that the revision was the result of an error in a precise measurement and not from an estimate; as such, there was no degree of imprecision inherent in the misstatement;

•	The Company noted that the revision did not affect its compliance with regulatory requirements;

•	The revision did not mask a change in diluted EPS trends. The Company’s diluted EPS ranged from $.02 to $.20 for the last 12 quarters ( 2005-2007); the adjustment did not mask that trend;

•	The misstatement was not a result of the Company's attempt to hide a failure to meet analysts' consensus expectations. Additionally, reporting the revised diluted EPS in the amended Form S-1 was not an attempt by management to meet or exceed expectations;

•	The Company noted that the revision would not have changed the Company's diluted EPS to a loss in 2007 nor did the revision impact the trend of diluted earnings for the full years ended December 31, 2006 or 2007; and

•	The Company noted that the revision did not affect the Company’s compliance with loan covenants or other contractual requirements.

1 Intermediate Accounting-Twelfth Edition- Keiso, Weygandt, Warfield -page 797
2 Restatements-Traversing Shaky Ground, Trend Alert, Glass Lewis & Co. (June 2, 2005) page 8

After considering the facts, the Company concluded, with the concurrence of its auditors, that the revision to diluted EPS by $0.09 did not have a material impact on the decision-making of investors and therefore, did not rise to the level of a restatement.

The following summarizes our consideration for the $0.01 misstatement identified during the course of responding to prior comment 11 in our letter dated August 25, 2008:

•	The Company noted that the misstatement did not affect its compliance with regulatory requirements;

•	The misstatement did not mask a change in diluted EPS trends. The Company’s diluted EPS ranged from $.02 to $.20 for the last 12 quarters ( 2005-2007); the adjustment did not mask that trend;

•	The misstatement was not a result of the Company's attempt to hide a failure to meet analysts' consensus expectations;

•	The Company noted that the misstatement would not have changed the Company's diluted EPS to a loss in 2007;

•	The Company noted that the misstatement did not affect the Company’s compliance with loan covenants or other contractual requirements;

•	The Company noted that the misstatement is irrelevant to management’s compensation awards or bonuses;

•	The Company noted that the misstatement did not involve concealment of unlawful transactions; and

•	Management does not expect a significant positive and negative market reaction to the known misstatement

After considering the facts, the Company concluded, with concurrence of its auditors, that the misstatement of $0.01 to the revised diluted EPS did not have a material impact on the decision-making of investors and therefore, did not rise to the level of a restatement or revision.

The following summarizes our consideration for the aggregate misstatement of $0.10 identified during the course of responding to prior comments 35 and 36 in our letter dated June 25, 2006 and prior comment 11 in our letter dated August 25, 2008:

•	The Company noted that the misstatement did not affect its compliance with regulatory requirements;

•	The misstatement did not mask a change in diluted EPS trends. The Company’s diluted EPS ranged from $.02 to $.20 for the last 12 quarters ( 2005-2007); the adjustment did not mask that trend;

•	The misstatement was not a result of the Company's attempt to hide a failure to meet analysts' consensus expectations;

•	The Company noted that the misstatement would not have changed the Company's diluted EPS to a loss in 2007;

•	The Company noted that the misstatement did not affect the Company’s compliance with loan covenants or other contractual requirements;

•	The Company noted that the misstatement is irrelevant to management’s compensation awards or bonuses; and

•	The Company noted that the misstatement did not involve concealment of unlawful transactions.

After considering quantitative and qualitative facts, the Company concluded, with concurrence of its auditors, that the aggregate misstatement of $0.10 to the diluted EPS did not have a material impact on the decision-making of investors and therefore, did not rise to the level of a restatement.

Basic and Diluted EPS - March 31, 2008

In a similar manner, we identified errors in calculating basic and diluted EPS for the three months ended March 31, 2008. The following analysis provides a comparison between the diluted EPS as reported on the Form 10-Q, and the revised calculation to correct all identified errors:

	As reported on Form 10-QSB	Revised calculation
Numerator:
Net income	$389,651	$389,651
Net income available to common stockholders in computing basic net income per share	$389,651	$389,651

Net income available to common stockholders in computing diluted net income per share	$389,651	$389,651

Denominator: - Weighted average ordinary shares outstanding	8,009,713	8,133,300
- Weighted average preferred stock outstanding	1,609,678	1,699,029
- Weighted average warrant shares outstanding	5,665,379	797,363
- Weighted average contingent shares outstanding	-	1,240,659
	15,284,770	11,870,351

Basic net income per share	$0.05	$0.05

Diluted net income per share	$0.03	$0.03

The errors identified in calculating basic and diluted EPS are as follows:

1.
Warrants exercised to common stock and preferred stock converted to common stock were not included in the denominator in calculating basic EPS, which totaled 239,516 shares of common stock, weighted as 123,587 shares.

2.	Conversion of preferred stocks was not weighted. After taking into account the preferred stock conversions, the denominator increased by 89,351 shares under the if-converted method.

3.	Misapplication of the treasury stock method on warrants outstanding. The correct application decreased the denominator by 4,868,016 shares, from 5,665,379 to 797,363 shares.

4.	Contingently issuable shares were not included in diluted EPS calculation.

The net effect of the identified errors did not have an impact in the diluted EPS of $0.03. Based on this, we determined, with the concurrence of our auditors that a revision or a restatement to the Form 10Q for the three months ended 3/31/2008 is not considered necessary.

Below is a detailed computation of how the Company arrived at the weighted average ordinary shares outstanding for the purpose of calculating basic and diluted EPS for the three months ended March 31 2008, as revised, to reflect error corrections:

Weighted Shares For the three months ended March 31, 2008
Beg. Balance of common stocks at January 1, 2008	6,205,290
February 25, 2008 - issuance of 4,691,499 PPM shares - (4,691,499 *35/91)	1,804,423
January 24, 2008 - 50,000 warrants exercised - (50,000 *67/91)	36,813
February 13, 2008 - 25,000 warrants exercised - (25,000 *47/91)	12,912
February 13, 2008 - 118,569 preferred stock converted to common stock - (118,569 *47/91)	61,239
March 6, 2008 - 45,947 preferred stock converted to common stock - (45,947 *25/97)	12,623
Weighted average ordinary shares outstanding, as reported - BASIC	8,133,300

Dilutive effect of convertible preferred stock, if converted method ( See A below)	1,699,029
Dilutive effect of warrant shares, treasury method - (see B below)	797,363
Dilutive effect of contingent shares - (900,000 + (1,000,000 *31/91))	1,240,659
3,737,052

Weighted average ordinary shares outstanding, as reported - DILUTED	11,870,351

A. The following is the calculation of dilutive preferred stock under the “if converted” method for the three months ended March 31, 2008:

	Preferred Stock Balance	Period	Weighted Shares
Balance @ 1/1/2008	1,774,194	X 43/91 days	838,355
Feb. 13, 2008- 118,569 preferred stock converted to common stock	1,655,625	X 23/91 days	418,455
Mar 6, 2008 - 45,947 preferred stock converted to common stock	1,609,678	X 25/91 days	442,219
			1,699,029

B. The following is the calculation of dilutive incremental warrant shares under the treasury method for the three months ended March 31, 2008:

		Incremental Warrant Shares	Period	Weighted Shares of Incremental Shares
Average market price for the three months ended - $2.79

Calculated incremental shares:
Warrants granted on June 13, 2007, exercise price of $1.90	C	564,326	X 24/91 days	148,833
Warrants granted on June 13, 2007, exercise price of $1.90	C	548,423	X 20/91 days	120,532
Warrants granted on June 13, 2007, exercise price of $1.90	C	540,471	X 47/91 days	279,144
Warrants granted on June 13, 2007, exercise price of $2.40	C	245,940	X 91 /91 days	245,940
Warrants granted on June 13, 2007, exercise price of $2.71	C	2,912	X 91/91 days	2,912
				797,363
C: Calculated as follows:
(($2.79 - $1.90) / $2.79) x 1,774,194 = 564,326
(($2.79 - $1.90) / $2.79) x (1,774,194-50,000 exercised) = 548,423
(($2.79 - $1.90) / $2.79) x (1,724,194-25,000 exercised) = 540,471
(($2.79 - $2.40) / $2.79) x 1,774,194 = 245,940
(($2.79 - $2.71) / $2.79) x 106,452 = 2,912

For the three months ended March 31, 2008, warrants exercisable into 2,369,869 shares of common stock were excluded from the diluted earnings per share calculation as the average market price of the common stock of $2.79 during the period was more than the exercise price of the warrants, thereby making the warrants antidilutive under the treasury method.

Pro Forma Condensed Combined Statements of Income, pages F-116 and F-118

5. We remind you that the pro forma statements of income should reflect adjustments computed assuming that the transactions were consummated at the beginning of the fiscal year presented and carried forward through any interim period presented. It appears that adjustments on your pro forma statement of income for the six months ended June 30, 2008 are computed assuming that the merger occurred at the beginning of the six months instead of at the beginning of the fiscal year presented, which is January 1, 2007. For example, in your description of adjustment (A), you state that the adjustment was determined as if the acquisition was completed on January 1, 2008. Refer to Rule 1 02(b)(6) of Regulation S-X. Please revise or advise as necessary.

Response: We have revised the December 31, 2007 pro forma financial statements to reflect the acquisition of SZPSP as if it occurred on January 1, 2007.

Note A, page F-119

6. We note your response to prior comment 12. It is not clear why there would not be a similar pro forma income statement adjustments related to the amortization of these amounts in your pro forma income statement for the year ended December 31, 2007. It appears that you have only included this adjustment in your pro forma income statement for the six months ended June 30, 2008. Please advise or revise as necessary.

Response: We have revised the December 31, 2007 pro forma financial statements to include Note A to reflect amortization of intangible assets and write-off of in-process R&D arising from the acquisition of SZPSP as if it occurred on January 1, 2007.

Notes B and D, page F-119

7. It is unclear how you determined which potential common shares were dilutive and therefore should be included in your determination of pro forma diluted earnings per share. For example, your response to prior comment 11 indicates that the effect of the convertible preferred stock is antidilutive for the year ended December 31, 2007; however, your pro forma financial information indicates that the effect would be dilutive. For each type of potential common shares, please tell us how you determined whether or not the potential common shares should be included in your determination of diluted earnings per share. Please also address what consideration you gave to applying the treasury stock method in your determination of pro forma diluted earnings per share in a similar manner to your response to prior comment 11.

Response: The historical diluted EPS on the pro forma financial statements under Notes B and D reflects the diluted EPS as reported on the financial statements included in the Form S-1/A dated August 27, 2008. Exhibit A from our response to prior comment 11 indicated that the preferred stocks were considered antidilutive as a result of the decrease in the denominator after applying the treasury stock method on outstanding warrants. Had the treasury stock been applied, it would have resulted to diluted EPS of $0.24 instead of $0.23, a difference of $0.01. As discussed on our response to comment 4 of this letter, the difference of $0.01 was considered immaterial, so no revisions were made to the December 31, 2007 financial statements included in Form S-1/A dated August 25, 2008 and to the historical diluted EPS on the pro forma financial statements.

Under Note B of the pro forma financial statements on Form S-1/A filed on October 1, 2008, our determination as to whether or not potential common shares should be included in our calculation of pro forma diluted EPS does not reflect revisions from similar errors identified in the course of responding to prior comment 11. Had we revised the pro forma diluted EPS calculation for errors, pro forma diluted EPS would have been $0.17 instead of $0.16, a difference of $0.01. The following table provides a comparison of the pro forma diluted EPS for the year ended December 31, 2007 between as reported on the pro forma financial statements under Note B on the Form S-1/A filed on October 1, 2008 and our revised pro forma diluted EPS calculation:

	As reported on revised Form S-1 pro forma	Revised pro forma calculation
Numerator:
Net income	$3,146,079	$3,146,079
Less: Preferred stock beneficial conversion	(975,807)	(975,807)
Net income available to common stockholders in computing basic net income per share	$2,170,272	$2,170,272

Plus: Preferred stock beneficial conversion	975,807	-
Net income available to common stockholders in computing diluted net income per share	$3,146,079	$2,170,272

Denominator: - Weighted average ordinary shares outstanding	6,205,290	6,205,290
Pro forma - 2008 Private Placement shares	4,691,499	4,691,499
Pro forma - SZPSP acquisition shares	1,419,729	1,419,729
Denominator: - Weighted average ordinary shares outstanding BASIC	12,316,518	12,316,518

- Weighted average preferred stock outstanding	1,774,194	-
- Weighted average warrant shares outstanding	5,555,559	382,814
Pro forma - 2008 Private Placement warrants	469,150	-
Pro forma - SZPSP acquisition warrants	141,973	-
- Weighted average contingent shares outstanding	-	-
Denominator: - Weighted average ordinary shares outstanding DILUTED	20,257,394	12,699,332

Basic net income per share	$0.18	$0.18

Diluted net income per share	$0.16	$0.17

We determined from our revised calculation that 2,618,294 warrants were antidilutive since the average market price for the year ended December 31, 2007 was less than the warrants exercise price. As a consequence of applying the treasury stock method to the warrants, the denominator decreased by 5,783,868, which made the preferred stock and associated dividend antidilutive as well. The contingently issuable shares of 900,000 were not included in the pro forma diluted EPS calculation since the 2007 earnings target was met and the 900,000 was released from escrow in 2008. Similarly, the contingently issuable shares of 2,000,000 were not included in the pro forma diluted EPS calculation since it relates to 2008 and 2009 earnings target.
We determined, with the concurrence of our auditors, that the difference of $0.01 between the as reported pro forma diluted EPS on the Form S-1/A dated filed on October 1, 2008 and the revised pro forma diluted EPS calculation was considered immaterial and that no revision was the considered necessary. We applied the same materiality consideration as to that discussed on our response to comment number 4 of this letter.

As a result of the errors identified, we have conscientiously applied SFAS 128 in calculating historical and pro forma diluted EPS for the six months ended June 30, 2008, under Note D of the pro forma financial statements. Our determination as to whether or not potential common shares should be included in our determination of diluted EPS was included on Exhibit B from our response to prior comment 11, and the revised Exhibit B to this letter.

December 31, 2007 10-KSB and June 30, 200810-Q

General

8. Please address the comments above in future filings, as applicable.

Response: We will address the comments above in future filings to the extent applicable.

If you have any questions regarding any of the foregoing please do not hesitate to contact Darren Ofsink or Mark Cawley at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC

By:	/s/ Darren Ofsink
Darren Ofsink

Exhibit A

Below is a detailed computation of how the Company arrived at the weighted average ordinary shares outstanding for the purpose of calculating basic and diluted net income per share as of December 31, 2007, as reported:

Weighted Shares December 31, 2007
Weighted average ordinary shares outstanding, as reported - BASIC	6,205,290

Dilutive effect of convertible preferred stock, if converted method - (1,774,194 x 6/12 months)	887,097
Dilutive effect of warrant shares, if converted method - (see A below)	3,690,639
4,577,736

Weighted average ordinary shares outstanding, as reported - DILUTED	10,783,026

A	Weighted Warrant Shares
Warrants Balance forward: Exercise price of $3.85 - (1,825,719 x 12/12 months)	1,825,719
Warrants granted on June 13, 2007, exercise price of $1.90 - (1,774,194 x 6/12 months)	887,097
Warrants granted on June 13, 2007, exercise price of $2.40 - (1,774,194 x 6/12 months)	887,097
Warrants granted on June 13, 2007, exercise price of $2.90 - (75,000 x 6/12 months)	37,500
Warrants granted on June 13, 2007, exercise price of $2.71 - (106,452 x 6/12 months)	53,226
3,690,639

The Company failed to apply the provisions of SFAS 128, paragraph 17 on the warrants for the year ended December 31, 2007. Had the Company applied the treasury stock method on the warrants, weighted average ordinary shares outstanding for the purpose of calculating diluted EPS would have been 6,396,697, instead of 10,783,026, calculated as follows:

Weighted Shares December 31, 2007
Weighted average no. of common shares outstanding-BASIC:	6,205,290

Dilutive effect of convertible preferred stock, if converted method - (1,774,194 x 6/12 months) B	-
Weighted average no. of warrants, treasury method (See C below)	191,407

Weighted average no. of common shares outstanding-DILUTED:	6,396,697

B. The convertible preferred stocks were excluded from the denominator and the associated beneficial conversion was excluded from the numerator in the diluted EPS calculation as the assumed conversion antidilutive effect for the year ended December 31, 2007.
C. The following is the calculation of dilutive incremental warrant shares under the treasury method for the year ended December 31, 2007:

		Incremental Warrant Shares	Period	Weighted Shares of Incremental Shares
Average market price for the year ended - $2.41

Calculated incremental shares:
Warrants granted on June 13, 2007, exercise price of $1.90	D	375,452	X 6/12 months	187,726
Warrants granted on June 13, 2007, exercise price of $2.40	D	7,362	X 6/12 months	3,681
				191,407
D: Calculated as follows:
(($2.41 - $1.90) / $2.41) x 1,774,194 = 375,452
(($2.41 - $2.40) / $2.41) x 1,774,194 = 7,362

Antidilution:
For the year ended December 31, 2007, warrants to purchase 2,007,171 shares of common stock should have been excluded from the diluted earnings per share calculation as the average market price of the common stock of $2.41 during the year was more than the exercise price of the warrants, thereby making the warrants antidilutive under the treasury method.

The following is the basic and diluted EPS table to show the net effect of the errors in calculating diluted net income per share for the year ended December 31, 2007:

Numerator:
Net income	2,525,141
Less: Preferred stock beneficial conversion	(975,807)
Net income available to common stockholders in computing basic net income per share	$1,549,334
Plus: Preferred stock beneficial conversion	-
Net income available to common stockholders in computing diluted net income per share	$1,549,334
Denominator: - Weighted average ordinary shares outstanding	6,205,290
- Weighted average warrant shares outstanding	191,407
6,396,697
Basic net income per share	$0.25
Diluted net income per share	$0.24

Had the Company used the treasury stock method, diluted EPS would have been $0.24 instead of $0.23, a difference of $0.01. The difference was the result of the decrease in the denominator for the change in the number of dilutive warrants and preferred stock and the decrease in the numerator for the exclusion of related beneficial conversion of the preferred shares.

Diluted net income per share, as revised on the Form S-1/A dated August 28, 2008	$0.23
Diluted net income per share, as corrected	0.24
Difference in amount	$0.01
Difference as percentage	4.3%

Exhibit B

Below is a detailed computation of how the Company arrived at the weighted average ordinary shares outstanding for the purpose of calculating basic and diluted net income per share for the three months ended June 30, 2008, as reported:

Weighted Shares For the three months ended June 30, 2008
Beg. Balance of common stocks at January 1, 2008	6,205,290
February 25, 2008 issuance of 4,691,499 PPM shares	4,691,499
April 1, 2008 - issuance of 1,419,729 for SZPSP acquisition	1,419,729
January 24, 2008, 50,000 warrants exercised	50,000
February 13, 2008, 25,000 warrants exercised	25,000
February 13, 2008, 118,569 preferred stock converted to common stock	118,569
March 6, 2008, 45,947 preferred stock converted to common stock	45,947
April 24, 2008 - 371,596 preferred stock converted to common stock - (371,596 * 68/91)	277,676
May 16, 2008 - 200,000 preferred stock converted to common stock - (200,000 * 46/91)	101,099
May 21, 2008 - 300,000 preferred stock converted to common stock - (300,000 * 41/91)	135,165
May 25, 2008 - 100,000 preferred stock converted to common stock - (100,000 * 5/91)	5,495
Weighted average ordinary shares outstanding, as reported - BASIC	13,075,468

Dilutive effect of convertible preferred stock, if converted method ( See A below)	1,066,855
Dilutive effect of warrant shares, treasury method - (see B below)	-
Dilutive effect of contingent shares	1,000,000
2,509,074

Weighted average ordinary shares outstanding, as reported - DILUTED	15,142,323

A. The following is the calculation of dilutive preferred stock under the if converted method for the three months ended June 30, 2008:

	Preferred Stock Balance	Period	Weighted Shares
Balance @ 4/1/2008	1,609,678	X 24/91 days	424,530
April 24, 2008 - 371,596 preferred stock converted to common stock	1,238,082	X 22/91 days	299,317
May 16, 2008 - 200,000 preferred stock converted to common stock	1,038,082	X 5/91 days	57,037
May 21, 2008 - 300,000 preferred stock converted to common stock	738,082	X 5/91 days	40,554
May 25, 2008 - 100,000 preferred stock converted to common stock	638,082	X 35/91 days	245,416
			1,066,855

B. For the three months ended June 30, 2008, warrants exercisable to 6,166,682 shares of common stock were excluded from the diluted earnings per share calculation as the average market price of the common stock of $1.90 during the period was more than the exercise price of the warrants, thereby making the warrants antidilutive under the treasury method.

Below is a detailed computation of how the Company arrived at the weighted average ordinary shares outstanding for the purpose of calculating basic and diluted net income per share for the six months ended June 30, 2008, as reported:

Weighted Shares For the six months ended June 30, 2008
Beg. Balance of common stocks at January 1, 2008	6,205,290
February 25, 2008 issuance of 4,691,499 PPM shares - (4,691,499 * 126/182)	3,247,961
April 1, 2008 - issuance of 1,419,729 for SZPSP acquisition - (1,419,729 *92/182)	717,665
January 24, 2008, 50,000 warrants exercised - (50,000 * 158/182)	43,407
February 13, 2008, 25,000 warrants exercised - (25,000 * 138/182)	18,956
February 13, 2008, 118,569 preferred stock converted to common stock - (118,569 *138/182)	89,904
March 6, 2008, 45,947 preferred stock converted to common stock - (45,947 * 116/182)	29,285
April 24, 2008 - 371,596 preferred stock converted to common stock - (371,596 * 68/182)	138,838
May 16, 2008 - 200,000 preferred stock converted to common stock - (200,000 * 46/182)	50,549
May 21, 2008 - 300,000 preferred stock converted to common stock - (300,000 * 41/182)	67,582
May 25, 2008 - 100,000 preferred stock converted to common stock - (100,000 * 5/182)	2,747
Weighted average ordinary shares outstanding, as reported - BASIC	10,612,184

Dilutive effect of convertible preferred stock, if converted method ( See C below)	1,383,593
Dilutive effect of warrant shares, treasury method - (see D below)	318,310
Dilutive effect of contingent shares- (1,000,000 * 126/182)	692,308
2,394,211

Weighted average ordinary shares outstanding, as reported - DILUTED	13,006,396

C. The following is the calculation of dilutive preferred stock under the if converted method for the six months ended June 30, 2008:

	Preferred Stock Balance	Period	Weighted Shares
Balance @ 1/1/2008	1,774,194	X 44/182 days	428,926
Feb. 13, 2008- 118,569 preferred stock converted to common stock	1,655,625	X 22/182 days	200,130
Mar 6, 2008 - 45,947 preferred stock converted to common stock	1,609,678	X 49/182 days	433,375
April 24, 2008 - 371,596 preferred stock converted to common stock	1,238,082	X 22/182 days	149,658
May 16, 2008 - 200,000 preferred stock converted to common stock	1,038,082	X 5/182 days	28,518
May 21, 2008 - 300,000 preferred stock converted to common stock	738,082	X 5/182 days	20,277
May 25, 2008 - 100,000 preferred stock converted to common stock	638,082	X 35/182 days	122,708
			1,383,592

D. The following is the calculation of dilutive incremental warrant shares under the treasury method for the six months ended June 30, 2008:

		Incremental Warrant Shares	Period	Weighted Shares of Incremental Shares
Average market price for the three months ended - $2.33

Calculated incremental shares:
Warrants granted on June 13, 2007, exercise price of $1.90	E	329,906	X 24/182 days	43,504
Warrants granted on June 13, 2007, exercise price of $1.90	E	320,608	X 20/182 days	35,232
Warrants granted on June 13, 2007, exercise price of $1.90	E	315,960	X 138/182 days	239,574
				318,310
E: Calculated as follows:
(($2.33 - $1.90) / $2.33) x 1,774,194 = 329,906
(($2.33 - $1.90) / $2.33) x (1,774,194-50,000 exercised) = 320,608
(($2.33 - $1.90) / $2.33) x (1,724,194-25,000 exercised) = 315,960

For the six months ended June 30, 2008, warrants exercisable 4,392,488 shares of common stock were excluded from the diluted earnings per share calculation as the average market price of the common stock of $2.33 during the period was more than the exercise price of the warrants, thereby making the warrants antidilutive under the treasury method.